BONTAN CORPORATION INC.
THREE MONTHS ENDED JUNE 30, 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

Prepared as at July 30, 2008

Index

                               Overview                                                                                                                     3
                                Summary of results                                                                                                   3
                                                                                                Number of common shares, options and warrants                      4

                                                                                                Business environment                                                                                             4
                                                                                                Risk factors                                                                                                                4
                                                                                Forward looking statements                                                                                    4
                                                                                Business plan                                                                                                            5

                                                                                                Results of operations                                                                                               5

                                                                                                Liquidity and Capital Resources                                                                             9
                                                                               Working capital                                                                                                          9
                                                                               Operating cash flow                                                                                                  10
                                                                                Investing cash flows                                                                                                10
                                                                                Financing cash flows                                                                                               10
                                                                                Key contractual obligations                                                                                    10
                                                                               Off balance sheet arrangements                                                                              11

                                                                                                Transactions with related parties                                                                           11

                                                                                                Financial and derivative instruments                                                                     12

                                                                                                Critical accounting estimates                                                                                  12

                                                                                                Disclosure controls and procedures                                                                      13

                                                                                                Internal controls over financial reporting                                                             13

                                                                                                Current Outlook                                                                                                        14

                                                                                                Public securities filing                                                                                              14

Management Discussion and Analysis

The following discussion and analysis by management of the financial condition and financial results for Bontan Corporation Inc. for the three months ended June 30, 2008 should be read in conjunction with the unaudited Consolidated Financial Statements for the three months ended June 30, 2008 and the audited Consolidated Financial Statements and Management Discussion and Analysis for the year ended March 31, 2008. The financial statements and the financial information herein have been prepared in accordance with generally accepted accounting principles in Canada.

This management discussion and analysis is prepared by management as at July 30, 2008. The Company’s auditors have not reviewed it.

In this report, the words “us”, “our”, “the Company” and “Bontan” have the same meaning unless otherwise stated and refer to Bontan Corporation Inc. and its subsidiary.

Overview

Summary of Results

During the three months ended June 30, 2008, the management remained primarily busy with completion of the annual financials and related audit preparations. Several proposals were received involving participation in oil or gas exploration projects during the quarter under review. We short listed one oil exploration project that met our criteria and subjected it to our detailed due diligence. The said proposal is still under review. As a result, at the end of the quarter, the Company had no exploration projects and had no proven reserves of oil or gas. We are also seeking opportunities into other sectors

Meanwhile, the surplus cash on hand continued to be invested in short-term marketable securities. Market value of the securities on hand improved significantly during the quarter resulting in  unrealised gains of approximately $1.1 million as at June 30, 2008.

The following table summarizes financial information for the 1st quarter ended June 30, 2008 and the preceding seven quarters: ( All amounts in ‘000 CDN$ except Net income(loss) per share, which are actual amounts)

Quarter ended	June 30	Mar-31	Dec. 31	Sept.30	Jun-30	Mar-31	Dec. 31	Sept.30
	2008	2008	2007	2007	2007	2007	2006	2006
Total Revenue	193	156	18	25	123	499	130	89
Net (loss) income	-20	23	-170	-253	-172	309	-3	-91
Working capital	6,231	5,174	5,692	6,453	6,907	6,625	6,002	6,011
Shareholders equity	6,237	5,180	5,694	6,455	6,907	6,624	6,002	6,011
Net loss per share - basic and diluted	0.00	0.00	-0.01	-0.01	-0.01	0.00	0.00	0.00

Number of common shares, options and warrants

These are as follows:

As at June 30, 2008 and July 30, 2008
Shares issued and outstanding	30,095,743
Warrants issued and outstanding ( a)	12,846,420
Options granted but not yet exercised (b)	4,825,000

(a)
Warrants are convertible into equal number of common shares of the Company within two years of their issuance, at average exercise price of $0.46. These warrants have weighted average remaining contractual life of 0.55 years.

(b)	Options are exercisable into equal number of common shares at an average exercise price of US$0.46 and have a weighted average remaining contractual life of approximately 1.53 years.

Business Environment

Risk factors

Please refer to the Annual Report in the form F-20 for the fiscal 2008 for detailed information as the economic and industry factors that are substantially unchanged.

Forward looking statements

Certain statements contained in this report are forward-looking statements. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Risks and uncertainties include, but are not limited to:
•	Our lack of substantial operating history;
•	The success of the exploration prospects, in which we have interests;
•	Uninsured risks;
•	The impact of competition;
•	The enforceability of legal rights;
•	The volatility of oil and gas prices;
•	Weather and unforeseen operating hazards;

Important factors that could cause the actual results to differ materially from our expectations are disclosed in more detail under the “Risk Factors” in our Annual report for fiscal 2008. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Currently we do not hold interests in any exploration projects and have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). All information contained herein regarding resources is references to undiscovered resources under NI 51-101, whether stated or not.

Business plan

The Company’s primary business plan has been expanded to cover projects not only in resource sector but in all other sectors given our inability to find any suitable projects in oil and gas exploration that could satisfy the Company’s business model. Most of the exploration projects that we reviewed so far were either technically highly speculative or not cost effective or demanded unreasonably higher acquisition price. On the other hand, we have recently been approached with projects in high technology, health care and alternative energy sector, which may generate better returns for our capital.

Through its wholly owned subsidiary, the Company will continue to seek highly visible opportunities in countries around the globe that offer exciting and attractive propositions. The company will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

Results of operations

Three months ended June 30	2008	2007
	in 000' CDN $	in 000' CDN $
Income	193	123
Expenses	(213)	(295)
Net loss for year	(20)	(172)
Deficit at end of period	(32,666)	(32,246)

Overview

During the three months ended June 30, 2008, the main activity was the preparations for the 2008 annual financials and audit. We continued to receive and review business proposals and have focused on one proposal relating to oil and gas exploration project. Currently, we are still reviewing the details with the other parties and have not yet concluded in the matter.

We also continued to roll over funds in short term marketable securities which have shown realized gains of approximately $188,000 and an unrealized gain of approximately $1.1 million at the end of the quarter.

The key events during the three months ended June 30, 2007 were:

1.
The Company carried out due diligence on an oil exploration proposal, which was selected from some five proposals received during the period. Our due diligence however did not produce any satisfactory results  and the proposal was therefore not pursued further.

2.
We also spent significant time discussing a water purification project financing proposal. This involved several discussions and meetings with the promoters of the project. We were however unable to agree on mutually acceptable terms and the proposal is not now actively pursued by us.

3.
Several new accounting policies came into effect on April 1, 2007 and were implemented during the quarter. These policies affect the way our short term marketable investments are valued and accounted for. These are further explained in detail in the consolidated financial statements for the quarter ended June 30, 2007.

4.
The surplus funds meanwhile continued to be invested in short term marketable securities. Approximately $3.6 million remained invested in marketable securities. The fair value of these investments at June 30, 2007 was $3.9 million.

Income

Income during the quarters ended June 30, 2008 and 2007 consisted mainly of realized gains on disposal of short term marketable securities, which accounted for 98% (2007:83%) of income. The balance was interest earned on cash balances with brokerage firms.

Owing to its past successes, management decided to continue its strategy of keeping its surplus cash invested into short-term marketable securities, until the company can find an opportunity of participating in oil or gas exploration project or any other suitable business opportunity.

Expenses

The overall analysis of the expenses is as follows:

Three months ended June 30	2008	2007

Operating expenses	$116,030	$111,107
Consulting fee settled for common shares	80,956	78,518
Exchange loss	15,736	105,701

	$212,722	$295,326

Operating Expenses

Travel, promotion and consulting –

Three months ended June 30	2008	2007

Travel, meals and entertainment	$ 19,969	$ 40,992
Consulting and payroll	35,583	9,578

	$ 55,552	$ 50,570

% of operating expenses	48%	46%

These expenses were substantially incurred by the key consultant, Mr. Terence Robinson and included approximately $5,500 in visiting Los Angeles, USA in connection with a networking conference

Increased costs in 2007 period compared to 2008 period were mainly due to number of meetings on the water project being held outside of Canada and also included entertainment costs of $6,250 incurred on a group of potential investors.

Consulting costs

Consulting fee in both the quarters ended June 30, 2008 and 2007 mainly consisted of fees paid to administrative assistant. 2008 quarter also included fee of $ 20,000 paid to Mr. Shah, the CEO and CFO for his services in connection with the new internal control compliance matters.

Both Mr. Shah and Mr. Robinson, the key consultant accepted shares in lieu of their fees to minimize the cash outlay of the Company.

The Company prefers to settle the fees of their consultants in shares and options in order to retain its funds for business investments purposes.

Other operating costs -

Three months ended June 30,	2008	2007
Shareholder information	30,459	36,321
Other	30,019	24,216
	$ 60,478	$ 60,537
% of operating costs	52%	54%

Shareholder information

Shareholder information costs comprise investor and media relations fee, costs of holding annual general meeting of the shareholders and various regulatory filing fees.

Major cost for the three months ended June 30, 2008 and 2007 consisted of media relation and investor relation services provided by Current Capital Corp. under contracts dated July 1, 2004, which are being renewed automatically unless canceled in writing by a 30-day notice for a total monthly fee of US$10,000. Current Capital Corp., is a related party. Differences in the Canadian dollar costs between the two periods were due to exchange rate fluctuations between US dollar and Canadian dollar.

Other operating costs

These costs include rent, professional fee, telephone, Internet, transfer agents fees and other general and administration costs.

Increase in other operating costs in 2008 period compared to 2007 period was mainly due to increase in the rent cost from approximately $500 per month in 2007 to $ 1,400 per month in 2008. Effective April 1, 2008, the Company subleased larger premises from Current Capital Corp – from approximately 300 sq. ft. to 1,000 sq. ft., which increased the rent cost correspondingly. The larger premises was necessary to accommodate meeting room and provide space for visiting clients and others.

All other costs remained largely consistent.

Consulting fees settled for common shares

Three months ended June 30	2008	2007
Stocks	78,986	78,518
Options	1,970	-
	$ 80,956	$ 78,518

Stock based compensation is made up of the Company’s common shares and options being issued to various consultants and directors of the Company for services provided. The Company used this method of payment mainly to conserve its cash flow for business investments purposes. This method also allows the Company to avail the services of consultants with specialized skills and knowledge in the business activities of the Company without having to deplete its limited cash flow.

During the quarters ended June 30, 2008 and June 30, 2007, no new Plans were created. However the company still had 950,000 unalloted options from the 2005 Stock Option Plan.

Exchange Loss

Exchange loss related to translation losses arising from converting foreign currency balances, mainly in US dollar into Canadian dollar, which is the reporting unit of currency, on consolidation.

The Company’s treasury transactions – issuance of shares, exercise of warrants and options are in US dollar. Similarly, approximately 20% cash and short term investments are in US dollars.

Canadian dollar continued to strengthen over the US dollar during the three months ended June 30, 2008. However, changes were minor - The exchange rates between the two currencies changed from 1US to CDN 1.03 at March 31, 2008 to 1.1.02 at June 30, 2008. The resultant Exchange loss of $15,736 was relatively small.

Exchange loss for the quarter ended June 30, 2007 was $05,701 which was also due to continuous strengthening of Canadian dollar against US dollar on one hand and Company’s increasing exposure in US dollar, The exchange rates between the two currencies changed from 1US to CDN 1.15 at March 31, 2007 to 1US to CDN 1.06 at June 30, 2007. US Dollar assets at June 30, 2007 were higher at $1.2 million, resulting in a much higher exchange loss.

Liquidity and Capital Resources

Working Capital

As at June 30, 2007, the Company had a net working capital of approximately $6.2 million compared to a working capital of $5.2 million as at March 31, 2008.

98% of the working capital – approximately $6.1 million – at June 30, 2008  was in the form of cash and short term investments compared to 94% at March 31, 2008.

Significant improvement in the liquid working capital was entirely due to significant improvement in the market value of the short term investments on hand which rose by approximately $1.1 million.

Cash on hand as at June 30, 2008 was $0.8 million compared to $1.3 million as at March 31, 2008.

Overall the company continued to have minimum debts and high amount of cash or assets which can be easily liquidated to enable the Company to take immediate advantage of any attractive business opportunity. In our opinion, the  working capital is sufficient not only to cover our overheads but also to enable us to exploit business opportunities promptly.

Operating cash flow

During the quarter ended June 30, 2008, operating activities required net cash outflow of $106,189 compared to the cash outflows of $184,369 during the quarter ended June 30, 2007.

Operating cash requirements were met primarily through cash on hand.

Investment cash flows

During the three months ended June 30, 2008, the Company invested approximately 1.6 million in short term marketable securities while realised approximately $1.2 million from the disposal of such securities, which were reinvested. Net additional investments were funded from the available cash on hand.

As a result, the Company had short term investments at a carrying cost of approximately $5.5 million as at June 30, 2008 – of which $5.2 million or 95% was held in Canadian currency and the balance 5% was held in US currency. Approximately 95% of the investments were in 35 public companies while 5% was invested in three private companies.

During the three months ended June 30, 2007, approximately $ 1.3 million was invested in short term marketable securities and $ 1.1 was realised from the disposal of such securities, net additional investment of $0.2 million was met from the net cash flow from private placement and cash on hand.

Financing cash flows

There were no treasury operations during the three months ended June 30, 2008.

During the three months ended June 30, 2007, the Company received a net amount of $110,000 due to exercise of 315,540 warrants by a shareholder at an exercise price of US$0.35 per warrant.

Key Contractual obligations

These are detailed in Note 10 – commitments and contingent liabilities to the consolidated unaudited financial statements for the three months ended June 30, 2008.

Off balance sheet arrangements

At June 30, 2008 and 2007, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

Transactions with related parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed in Note 11 of the consolidated unaudited financial statements for the three months ended June 30 2008

Given below is background information on some of the key related parties and transactions with them:

1.	Current Capital Corp. (CCC). CCC is a related party in following ways –

a.	Director/President of CCC, Mr. John Robinson is a consultant with Bontan
b.	CCC provides media and investor relation services to Bontan under a consulting contract.
c.	Chief Executive and Financial Officer of Bontan is providing services to CCC as CFO.
d.	CCC and John Robinson hold significant shares, options and warrants in Bontan.

Bontan shares premises with CCC for which CCC charges rent on a quarterly s based on the actual costs and area occupied. Charges from CCC reflect actual costs and do not include any mark ups.

Another charge from CCC relates to the investor relations and media relation services provided under a contract. The charge is a fixed sum of US$10,000 per month plus taxes.

CCC also charged a finder’s fee at the rate of 10% of the gross money raised for the Company through issuance of shares and warrants under private placements. In addition,

2.
Mr. Kam Shah is a director of the Company and also provides services as chief executive and financial officer under a five-year contract. The compensation is decided by the board on an annual basis and is usually given in the form of shares and options.

3.
Mr. Terence Robinson was Chairman of the Board and Chief Executive Officer of the Company since October 1, 1991. He resigned from the Board on May 17, 2004 but continues with the Company as a key consultant. He advises the board in the matters of shareholders relations, fund raising campaigns, introduction and evaluation of investment opportunities and overall operating strategies for the Company.

Financial and derivative Instruments

We are exposed to financial market risks, credit risks on investments and foreign currency exchange rates.  We do not use derivative financial instruments.

Financial Market and Credit Risk

At June 30, 2008 we had invested approximately $5.4 million (March 31, 2008: $4.9 million) in short-term marketable securities.  A fundamental objective of our investment policy is to obtain better than bank interest return on the surplus funds being held while we review and finalize opportunities for participation in any business opportunities. Our investments are mostly in marketable securities quoted and traded on Canadian or US exchanges. We have consultants with extensive experience monitoring our investments on a daily basis and therefore believe that we will be able to respond on time to any major factors affecting the value of our investments and reduce or eliminate the risks of significant market price fluctuations.

Foreign Currency Risk

The majority of our expenditures is in Canadian or United States dollars. As at June 30, 2008; approximately $1.0 million – 17% - of our assets were held in US dollar.  (As at March 31, 2008: $1.2 million or 23%).  We incurred a foreign exchange loss of $15,736 for the three months ended June 30, 2008 (see Results of Operations – Exchange loss above), which was relatively smaller due to minimal fluctuations in the exchange rates during the period and smaller holdings in US dollar.

Further, the Company also plans activities in different countries involving different local currencies. Exchange rates for these currencies in the future may have an adverse effect on our earnings or assets when these currencies are exchanged for Canadian dollars.  The Company has not entered into forward foreign exchange contracts in an attempt to mitigate this risk.  To date, losses and gains resulting from foreign exchange transactions have been included in our results of operations, since our subsidiary is fully integrated to the Company.

The Company has no debt instruments subject to interest payments, sales contracts, swaps, derivatives, or forward agreements or contracts, or inventory.

The Company has no currency or commodity contracts, and the Company does not trade in such instruments.

The Company periodically accesses the capital markets with the issuance of new shares to fund operating expenses and new projects.

Critical accounting estimates

The Company’s unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The significant accounting policies used by the Company are same as those disclosed in note 2 to the consolidated financial statements for the year ended March 31, 2008. Certain accounting policies require that the management make appropriate decisions with respect to estimates and assumptions that affect the assets, liabilities, revenue and expenses reported by the Company. The Company’s management continually reviews its estimates based on new information, which may result in changes to current estimated amounts.

There were two major changes in the disclosure policies, which became effective on April 1, 2008. These changes related to disclosure and presentation of financial instruments and capital disclosures. These changes are further explained and detailed in the unaudited consolidated financial statements for the three months ended June 30, 2008.

Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 and as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, is recorded, processed, summarized and reported within the time periods specified in the applicable regulatory bodies’ rules and forms.

Our management, including our Chief Executive Officer, who also acts as Chief Financial Officer, together with the members of our audit committee, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer has concluded that our disclosure controls and procedures were effective in relation to the level and complexity of activities in our Company as of the end of the period covered by this report.

Internal Controls over Financial Reporting

The Company has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of the company’s financial reporting and the preparation of financial statements in compliance with Canadian generally accepted accounting principles.

The Company’s  Chief Executive Officer and Chief Financial Officer are also responsible for the design of internal controls required in order to provide reasonable assurance that processes used for preparation of financial statements and financial reporting for external purposes are reliable and in accordance with Canadian GAAP. They have evaluated the design of our internal controls and procedures over financial reporting as of the end of the period covered by this report and believe the design to be sufficient to provide such reasonable assurance.

Regardless of how well an internal control system is designed and operated, it can provide only reasonable, not absolute, assurance that it will prevent or detect all misstatements, due to error or fraud, from occurring in the financial statements due to the inherent limitations of any internal control system.

There were no major changes in the company’s internal controls over financial reporting that occurred during the three months ended June 30, 2008 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

Current Outlook

Our long-term business plan continues to be focused on becoming a diversified natural resource company with emphasis on investing in major oil and gas exploration prospects. However, we have been trying in vain for the past several months to find suitable projects in oil and gas sector. We have therefore expanded our mandate to look for projects in any other sector so long as they meet our selection criteria and help improve our Company’s value for our shareholders.

Through our wholly-owned subsidiaries, we will continue to seek highly visible opportunities in countries around the globe that offer exciting and attractive propositions. We will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

Therefore, our current business model, based on our experience with resource projects handled over the recent past and our assumptions set forth above, envisions the following key features:

a.	Preference will be given to projects that have proven revenue and are on the verge of expansion/diversification

b.	We will invest our resources in projects which involve multiple opportunities;

c.	Preference will be given to projects with other experienced partners who are involved in the project;

f.	We will attempt to allocate our cash or liquidity resources to more than one project.

Public securities filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www. Sedar .. com and with the United States Securities and Exchange Commission  and can be viewed  at  www. Edgar.  com

Bontan Corporation Inc. – M D & A Quarter ended June 30, 2008– prepared on July 30, 2008